DOLLY VARDEN SILVER CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given to holders ("Shareholders") of common shares ("Common Shares") in the capital of Dolly Varden Silver Corporation (the "Company") that the annual general and special meeting (the "Meeting") of Shareholders of the Company will be held at the office of Stikeman Elliott LLP at 666 Burrard Street, Suite #1700, Vancouver, British Columbia, V6C 2X8 on Tuesday, June 24, 2025 at 10:00 a.m., local time, for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2024 and the auditor's report thereon;

2. to elect directors of the Company for the ensuing year;

3. to appoint auditors of the Company for the ensuing year and authorize the directors to fix the auditors' remuneration for the ensuing year;

4. to consider, and, if thought advisable, to pass, with or without variation, a resolution to ratify, confirm and approve the Company's omnibus equity incentive plan dated for reference May 22, 2025, as set out in Appendix D to the accompanying information circular (the "Circular"), the full text of which resolution is set out in the Circular under the heading "Particulars of Matters to be Acted Upon - 4 - Omnibus Equity Incentive Plan - New Incentive Plan Resolution"; and

5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Accompanying this notice of meeting are: (i) the Circular in respect of the Meeting; (ii) the form of proxy for use by registered Shareholders in connection with the Meeting; and (iii) the reply card for use by Shareholders who wish to receive, through postal service, annual consolidated financial statements and/or condensed consolidated interim financial statements of the Company.

The Circular contains details of matters to be considered at the Meeting. A copy of the annual consolidated financial statements of the Company for the financial year ended December 31, 2024, together with the auditors' report thereon and the corresponding management discussion and analysis are available on SEDAR+ at www.sedarplus.ca and copies may be mailed to those Shareholders who request a copy.

The board of directors of the Company has fixed May 15, 2024 as the record date for determining the registered Shareholders who are entitled to vote at the Meeting. Only registered Shareholders of the Company at the close of business on the record date will be entitled to receive notice of and vote at the Meeting.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Common Shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the accompanying form of proxy and Circular.

Non-registered Shareholders who would like to attend the Meeting should complete and return the materials they received in accordance with the instructions from their broker or other intermediary to ensure that their Common Shares will be voted at the Meeting. If you hold your Common Shares in a brokerage account, you are a non-registered shareholder.

Dated at Vancouver, British Columbia, May 22, 2025

BY ORDER OF THE BOARD

"Shawn Khunkhun"

Shawn Khunkhun
Director, President & CEO